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                               724 SOLUTIONS INC.

              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS


NOTICE is hereby given that the Annual and Special Meeting of Shareholders of 724 SOLUTIONS INC. (the "Corporation") will be held at the News Theatre, 98 The Esplanade, Toronto, Ontario on Wednesday, May 31, 2000, at the hour of 11:00 a.m. (Toronto time), for the following purposes:

       1. To receive the Annual Report of the Corporation, the financial statements of the Corporation contained therein as at and for the year ended December 31, 1999 and the report of the auditors thereon.

       2. To amend the Articles of the Corporation to increase the minimum number of directors required from one individual to three individuals.

       3. To increase the number of directors and the number of directors to be elected at the meeting from nine to 12 and to delegate to the Board of Directors the ability to determine by resolution the number of directors of the Corporation from time to time within the minimum and maximum limits set out in the Articles of the Corporation.

       4. To amend the 2000 Stock Option Plan (the "Plan") to increase the maximum number of common shares of the Corporation ("Common Shares") which may be reserved for issuance under the Plan from 2,000,000 to 3,800,000 Common Shares.

       5.     To elect directors.

       6. To appoint KPMG LLP, Chartered Accountants, as independent auditors for fiscal 2000 and to authorize the Board of Directors to fix the remuneration of the auditors.

       7. To transact such further and other business as may properly come before the meeting or any adjournment or adjournments thereof.

A copy of the Annual Report and Management Information Circular and a form of Proxy accompany this Notice.

DATED at Toronto, this 25th day of April, 2000.

                                             BY ORDER OF THE BOARD OF
                                             DIRECTORS


                                             /s/ Christopher Erickson
                                             ------------------------
                                             Christopher Erickson
                                             President

NOTE: SHAREHOLDERS WHO ARE UNABLE TO BE PRESENT IN PERSON AT THE MEETING ARE REQUESTED TO FILL IN, DATE, SIGN AND RETURN, IN THE ENVELOPE PROVIDED FOR THAT PURPOSE, THE FORM OF PROXY ACCOMPANYING THIS NOTICE. IN ORDER TO BE VOTED, PROXIES MUST BE RECEIVED BY THE CORPORATION, C/O ITS REGISTRAR AND TRANSFER AGENT, MONTREAL TRUST COMPANY OF CANADA, 151 FRONT STREET WEST, 8TH FLOOR, TORONTO, ONTARIO, M5J 2N1, ATTENTION: STOCK TRANSFER DEPARTMENT, BY NO LATER THAN 5:00 P.M. (TORONTO TIME) ON MONDAY, MAY 29, 2000 OR, IN THE CASE OF ANY ADJOURNMENT OF THE MEETING, BY NO LATER THAN 5:00 P.M. (TORONTO TIME) ON THE SECOND BUSINESS DAY IMMEDIATELY PRECEDING THE DATE OF SUCH ADJOURNED MEETING.